FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – AUGUST 11, 2009

BAYTEX ENERGY TRUST ANNOUNCES SECOND QUARTER 2009 RESULTS

Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce its operating and financial results for the three months and six months ended June 30, 2009 (in Canadian dollars unless otherwise denoted).

Highlights

•	Generated cash flow from operations of $86.7 million ($0.82 per basic unit) for the second quarter of 2009, an increase of 46% over Q1/09;
•	Produced an average of 40,387 boe/d in the quarter, an increase of 2% over Q1/09;
•	Completed $109.0 million of equity financing, net of issue costs;
•	Reduced total monetary debt by $150 million compared to the end of the previous quarter, resulting in a debt-to-cash flow (12-month trailing) ratio of 1.2 times;
•	Delivered total market return (assuming reinvestment of distributions) of 32.5% in the second quarter (40.7% in the first half of 2009); and
•	Subsequent to the second quarter, completed an acquisition of predominantly heavy oil assets at accretive metrics with current production of approximately 3,000 boe/d.

	Three Months Ended			Six Months Ended
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
FINANCIAL (thousands of Canadian dollars, except per unit amounts)
Petroleum and natural gas sales	192,667	150,943	332,336	343,610	596,784
Cash flow from operations (1)	86,661	59,372	125,195	146,033	226,765
Per unit - basic	0.82	0.61	1.42	1.43	2.61
- diluted	0.81	0.60	1.33	1.41	2.45
Cash distributions declared	32,569	34,947	46,005	67,516	84,479
Per unit	0.36	0.42	0.65	0.78	1.21
Net income (loss)	27,451	(8,490)	34,417	18,961	70,265
Per unit - basic	0.26	(0.09)	0.39	0.19	0.81
- diluted	0.26	(0.09)	0.38	0.18	0.78

Exploration and development	30,278	47,664	41,827	77,942	92,830
Acquisitions – net of dispositions	2,348	(16)	178,409	2,332	178,990
Total capital expenditures	32,626	47,648	220,236	80,274	271,820

Long-term notes	209,187	226,768	179,900	209,187	179,900
Bank loan	154,171	272,421	180,000	154,171	180,000
Convertible debentures	10,053	10,219	11,654	10,053	11,654
Working capital deficiency	38,500	52,531	42,119	38,500	42,119
Total monetary debt (2)	411,911	561,939	413,673	411,911	413,673

Baytex Energy Trust
Press Release
August 11, 2009

	Three Months Ended			Six Months Ended
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
OPERATING
Daily production
Light oil & NGL (bbl/d)	7,073	7,120	6,778	7,096	7,054
Heavy oil (bbl/d)	23,284	23,432	22,905	23,357	22,695
Total oil (bbl/d)	30,357	30,552	29,683	30,453	29,749
Natural gas (MMcf/d)	60.2	55.3	51.0	57.7	50.5
Oil equivalent (boe/d @ 6:1) (3)	40,387	39,762	38,179	40,076	38,168

Average prices (before hedging)
WTI oil (US$/bbl)	59.51	42.98	123.98	51.29	110.94
Edmonton par oil ($/bbl)	58.26	50.29	126.29	66.15	111.90
BTE light oil & NGL ($/bbl)	54.28	43.05	109.26	48.68	96.61
BTE heavy oil ($/bbl) (4)	51.19	33.97	79.15	42.71	69.42
BTE total oil ($/bbl)	51.91	36.11	86.00	44.10	75.76
BTE natural gas ($/Mcf)	3.85	5.39	9.29	4.58	8.37
BTE oil equivalent ($/boe)	44.78	35.23	79.29	40.11	70.20

USD/CAD noon rate at closing date	0.8602	0.7935	0.9817	0.8602	0.9817
USD/CAD average rate for period	0.8568	0.8030	0.9901	0.8290	0.9930

TRUST UNIT INFORMATION
TSX
Unit price (Cdn$)
High	$20.18	$17.49	$35.37	$20.18	$35.37
Low	$14.89	$9.77	$22.60	$9.77	$16.30
Close	$19.59	$15.10	$34.79	$19.59	$34.79
Volume traded (thousands)	25,453	38,989	34,782	64,442	60,530

NYSE
Unit price (US$)
High	$18.42	$14.85	$34.98	$18.42	$34.98
Low	$11.76	$7.84	$21.90	$7.84	$15.88
Close	$16.83	$12.07	$34.28	$16.83	$34.79
Volume traded (thousands)	9,426	12,545	4,990	21,970	9,776

Units outstanding (thousands) (5)	106,988	98,479	96,017	106,988	96,017

(1)
Cash flow from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other operating items.  Baytex’s cash flow from operations may not be comparable to other issuers.  Baytex considers cash flow from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future distributions and capital investments.  For a reconciliation of cash flow from operations to cash flow from operating activities, see Management’s Discussion and Analysis of the operating and financial results for the three months and six months ended June 30, 2009.

(2)
Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial instrument gains or losses)), the principal amount of long-term debt and the balance sheet value of the convertible debentures.

(3)
Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(4)	Heavy oil wellhead prices are net of blending costs.

(5)	Number of trust units outstanding at June 30, 2008 includes the conversion of exchangeable shares at the exchange ratio in effect at the end of such reporting period.

Baytex Energy Trust
Press Release
August 11, 2009

Operations Review

Capital expenditures for exploration and development activities totaled $30.3 million for the second quarter of 2009.  During this quarter, Baytex participated in drilling 26 (22.5 net) wells, resulting in 25 (21.8 net) oil wells and one (0.65 net) gas well, for a 100% success rate.  Second quarter drilling included 24 (20.8 net) oil wells in the Lloydminster area, one (1.0 net) oil well at Seal, and one (0.65 net) gas well in the Pembina area.

Production averaged 40,387 boe/d during the second quarter of 2009, as compared to 39,762 boe/d for the first quarter of 2009.  Production was consistent with our guidance of approximately 40,000 boe/d for 2009 under the reduced capital program announced in February 2009.

On July 30, 2009, Baytex closed the acquisition of certain oil and gas assets located primarily in the Kerrobert and Coleville areas of Saskatchewan.  Including production from the acquired assets as of the closing date, we expect that production for the third and fourth quarters of 2009 will be approximately 42,000 and 43,000 boe/d, respectively.  Including anticipated capital expenditures on the acquired assets, we expect that full year exploration and development capital expenditures will be $165 million, with an additional $10 million for deferred acquisition payments in respect of our North Dakota properties.

Heavy oil production from Seal averaged approximately 4,600 bbl/d during the second quarter.  We anticipate drilling approximately 10 more horizontal producing wells at Seal during the second half of 2009.  In addition, we plan to drill approximately 20 heavy oil wells in the Lloydminster area during the remainder of the year.

We continued to advance our light oil resource plays through a combination of technical work and modest capital expenditures during the second quarter.  In the Viking light oil play, we put one multi-lateral horizontal well on our Alberta acreage on production.  We completed a vertical well in our Mowry Shale play in Wyoming in preparation for drilling a horizontal test with multi-stage fracture stimulations in the second half of 2009.  In our Bakken/Three Forks play in North Dakota, we began processing and preliminary interpretation of the 260 square mile 3D seismic survey acquired earlier this year and resumed drilling in the third quarter with plans to drill five wells in the second half of 2009.

Financial Review

The second quarter of 2009 marked a material improvement in the financial position of Baytex as early signs of broad economic recovery boosted oil prices and began to open the equity and debt markets.

Cash flow from operations for the second quarter increased by 46% from the first quarter to $86.7 million. The largest contributor to the increase was the improvement in oil prices in the second quarter of 2009. Baytex received an average oil price of $51.91 per barrel before hedging in the second quarter, an increase of 44% compared to $36.11 per barrel before hedging in the first quarter of 2009. Partially offsetting this improvement, natural gas prices decreased in the quarter with Baytex receiving an average wellhead price of $3.85 per Mcf, 29% lower than the previous quarter. Second quarter cash flow was supported by $20.5 million of realized gain on financial instruments, primarily related to a series of costless WTI collars with an average floor price of US$100 per barrel, covering a total of 4,000 bbl/d for calendar 2009.

The heavy oil pricing differential, as measured by market pricing for Lloyd Blend, averaged 13% of WTI for the second quarter of 2009, as compared to 22% in the first quarter of 2009 and 18% for the second quarter in 2008. This improvement continues the trend toward stronger heavy oil pricing as demand increases as a result of industry-wide investment in heavy oil transportation and refining infrastructure. As a result of the tightened differentials, our realized heavy oil wellhead price in the second quarter of $51.19 per barrel was almost as strong as the realized light oil price of $54.28 per barrel, and was 51% higher than our average realized heavy oil price in the first quarter.

Second quarter cash flow includes a non-recurring positive adjustment of $2.3 million for crown royalty expense due to amendments to gas cost allowance and $1.0 million for additional recovery of general and administrative expense.

Total cash distributions declared in the quarter of $32.6 million, or $0.36 per unit, represented a payout ratio of 38% net of Distribution Reinvestment Plan (“DRIP”) participation (44% before DRIP). This conservative payout ratio is consistent with our guiding philosophy of being a self-sustaining entity from a cash flow perspective, and has contributed to our current strong financial position while maintaining a meaningful income stream to our unitholders.

Baytex Energy Trust
Press Release
August 11, 2009

Total monetary debt, excluding notional mark-to-market assets and liabilities at the end of the quarter, was $411.9 million which was a decrease of $150 million from the end of the first quarter. This represents a debt-to-cash flow (12 month trailing) ratio of 1.2 times. During the second quarter, we completed a bought deal equity financing, issuing 7.9 million trust units for net proceeds of $109.0 million. In addition, through our annual review with our lending syndicate, we achieved an increase in our credit facilities from $485 million to $515 million. The equity issuance and increase in credit facilities have significantly strengthened our balance sheet and expanded our financial liquidity. As at the end of the second quarter of 2009, Baytex had undrawn available credit facilities of approximately $320 million providing significant levels of liquidity to access opportunities in the marketplace. Pro forma the asset acquisition noted above, Baytex has approximately $234 million in undrawn available credit facilities.

In July 2009, Baytex filed a Base Shelf Prospectus in Canada and a Registration Statement on Form F-10 in the United States that allows it to offer and issue trust units, subscription receipts and warrants and options convertible into trust units in both Canada and the United States, and debt securities in Canada by way of one or more prospectus supplements at any time during the 25-month period that the prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $600 million.  The shelf prospectus system facilitates timely access to the capital markets and is customarily used by larger issuers.

Additional Information

Our unaudited consolidated financial statements for the three months and six months ended June 30, 2009 and 2008 and related Management’s Discussion & Analysis can be accessed immediately on our website at www.baytex.ab.ca and will be available shortly through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Conference Call

Baytex will hold a conference call and question and answer session at 2:00 p.m. MT (4:00 p.m. ET) on Tuesday, August 11, 2009 to discuss our second quarter 2009 results. The conference call will be hosted by Anthony Marino, President and Chief Executive Officer, and Derek Aylesworth, Chief Financial Officer. Interested parties are invited to participate by calling toll-free across North America at 1-866-225-0198. An archived recording of the call will be available from August 11, 2009 until August 18, 2009 by dialing 1-800-408-3053 (within North America) or 416-695-5800 within the Toronto area and entering the reservation code 7820445. The conference call will also be archived on Baytex’s website at www.baytex.ab.ca.

Baytex Energy Trust
Press Release
August 11, 2009

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to: our production levels for 2009; our exploration and development capital expenditures for 2009; the amount of deferred acquisition payments for the North Dakota acquisition to be paid in 2009; development plans for our properties; oil and gas prices and differentials between light, medium and heavy oil prices; the demand for and supply of crude oil; our liquidity and financial capacity; and our ability to fund cash distributions and our capital program from internally-generated cash flow.

These forward-looking statements are based on certain key assumptions regarding, among other things: oil and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; fluctuations in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; changes in income tax laws, royalty rates and incentive programs relating to the oil and gas industry and income trusts; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2008, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer
Telephone: (403) 267-0708

Derek Aylesworth, Chief Financial Officer
Telephone: (403) 538-3639

Cheryl Arsenault, Investor Relations Representative
Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca